SingTel

RECEIVED
2006 JAN -3 P 1:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

19 December 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

06010003

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 12 December 2005 to 16 December 2005.

Our SEC file number is 82-3622.

Yours faithfully

PROCESSED
JAN 05 2006
THOMSON FINANCIAL

Preetha Pillai (Ms)
Assistant General Counsel

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	12-Dec-2005 07:09:45
Announcement No.	00002

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Partial Divestment of Singapore Post Shares
Description	Attached is an announcement on the placement of ordinary shares in Singapore Post Limited by SingTel.
Attachments:	330-ann.pdf Total size = **42K** (2048K size limit recommended)

Close Window

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
COMPANY REGISTRATION NUMBER: 199201624D

PARTIAL DIVESTMENT OF SINGAPORE POST SHARES

Singapore Telecommunications Limited ("SingTel") wishes to announce that it has placed out 95,000,000 ordinary shares in Singapore Post Limited ("SingPost") at an aggregate consideration of approximately S$105.2 million. As at 9 December 2005, the closing market price of SingPost shares on the Singapore Exchange Securities Trading Limited was S$1.15 per share.

The carrying value of the SingPost shares sold, based on the unaudited financial position of SingPost as at 30 September 2005, was approximately S$15.8 million.

Following the sale, SingTel's interest in SingPost has been reduced from 30.85 per cent. to 25.87 per cent. The sale is in line with SingTel's ongoing strategy of divesting non-core business in order to focus on its core telecommunications business. It is SingTel's intention to sell its remaining 25.87 per cent. interest in SingPost through a strategic sale. SingTel has agreed to observe a lock-up period of 6 months in respect of the remaining SingPost shares held by it.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 12 December 2005

Zairani Bte Ahmed

From: Lim Li Ching
Sent: Monday, December 12, 2005 7:10 AM
To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, December 12, 2005 7:09:45 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

```
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00002
Submission Date & Time :: 12-Dec-2005 07:08:49
Broadcast Date & Time :: 12-Dec-2005 07:09:45
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
```

>> CLICK HERE for the full announcement deta! ils.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 12/12/2005

TIME: 10:22:11

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Partial Divestment of Singapore Post Shares

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Monday, December 12, 2005 7:23 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 291731.pdf

291731.pdf (42 KB)

ASX confirms the release to the market of Doc ID: 291731 as follows:
Release Time: 12-Dec-2005 10:22:06
ASX Code: SGT
File Name: 291731.pdf
Your Announcement Title: Partial Divestment of Singapore Post Shares